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                           November 10, 2022

       Bjarne Bergheim
       Chief Executive Officer
       Sonendo, Inc.
       26061 Merit Circle, Suite 102
       Laguna Hills, CA 92653

                                                        Re: Sonendo, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2022
                                                            File No. 333-268174

       Dear Bjarne Bergheim:

                 This is to advise you that we have not reviewed and will not review your registration statement.

                  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Please contact Sean
Healy at (202) 551 - 5586 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Wendy Grasso, Esq.